Cannagistics, Inc.

1200 Veterans Highway, Suite 310

Hauppauge, NY 11788

February 22, 2021

VIA EDGAR

Anuja A. Majmudar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cannagistics, Inc.
Offering Statement on Form 1-A
File No. 024-11209

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Cannagistics, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11209), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) May 6, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Very truly yours,

/s/ Rob Gietl
Rob Gietl
Chief Executive Officer